May 2, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Evan Ewing

Re:	Benson Hill, Inc.
Registration Statement on Form S-l
File No. 333-264228

Dear Mr. Ewing:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement (the “Registration Statement”) so that it will become effective on May 4, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Benson Hill, Inc. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Julie Rizzo of K&L Gates LLP, counsel to the Company, at (919) 743-7336 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Rizzo and that such effectiveness also be confirmed in writing.

Thank you for your assistance.

Sincerely,

/s/ Yevgeny Fundler
Yevgeny Fundler
Chief Legal Officer

cc: Julie F. Rizzo, K&L Gates LLP